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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2002




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                    HIPOLITO YRIGIYEN 440, 3RD FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                        Form 20-F [X]       Form 40-F [ ]




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [ ]       No [X]






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                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


         Attached is an English translation of the summary of the following documents filed by Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: i) Letter dated November 15, 2002 informing the result of the preemptive subscription of the up to US$ 50,000,000 Company's Convertible Notes (the "Notes"); ii) Letter dated November 15, 2002 related to allocation of the remaining Company's Convertible Notes iii) Letter dated November 21, 2002 related to the acquisition of Irsa Inversiones y Representaciones Sociedad Anonima shares; iv) Press release related to US$ 50,000,000 Company's Convertible Notes.



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i) By letter dated November 15, 2002, the Company informed that the preemptive subscription period for the Notes has expired on November 14, 2002 and a total of 20,500,989 Notes were subscribed and handed a notice regarding the accretion rights.

ii) By letter dated November 15, 2002, the Company informed that the Board of Director shall decide the allocation of the remaining Company's Convertible Notes.

iii) By letter dated November 21, 2002 the Company informed the had acquired to Mr. Eduardo S. Elsztain 5,392,546 shares of Irsa Inversiones y Representaciones Sociedad Anonima at an average price of Pesos 1.92 each share and at a total amount of Pesos 10,353,688.32.



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iv)

                                                     Press Release [CRESUD LOGO]

CRESUD S.A.C.I.F. Y A., PROUDLY ANNOUNCES THE SUCCESSFUL RESULT OF THE OFFERING OF BONDS CONVERTIBLE INTO ORDINARY SHARES FOR UP TO US$ 50 MILLION

BUENOS AIRES, NOVEMBER 21ST, 2002 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY) (BCBA: CRES) is proud to announce the successful ending of the rights offering started on October 15th. The offering consisted of US$ 100,000,000 convertible notes plus non-detachable warrants. The convertible notes will bear interest at the rate of 8% per year and payments will be done semiannually. Holders may convert the notes at any time after December 13th, 2002, and until maturity in November 14th, 2007, at a conversion price of US$ 0.5078 per common share. After the conversion of the convertible notes, the warrant will allow holders to purchase additional common shares at a price of US$ 0.6093 per share.

Existing shareholders have subscribed a total of US$ 22,2 million; for US$ 20,5 million through the exercise of their preemptive rights and US$ 1,7 million through the exercise of their accretion rights. DURING THE PERIOD OF ALLOCATION OF THE REMAINING UNITS, WE HAVE RECEIVED ORDERS THAT OUTNUMBERED THE TOTAL UNITS AVAILABLE. IN SUMMARY, THE OFFERING WAS FULLY SUBSCRIBED AND FUNDS HAVE BEEN ALREADY RECEIVED BY THE COMPANY.

The proceeds from this transaction has been used to subscribe for IRSA's convertible notes and the Company has a net cash position that will be used to take advantage of opportunities arising in the market.

The Company is proud to have returned to the capital market and to have obtained such a successful result, in spite of the difficult economic context in which the country is immersed.

Once again we would like to thank our shareholders and those new investors that have subscribed our Convertible Bond for trusting us.

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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                         CRESUD S.A.C.I.F. AND A


                                     By:
                                        --------------------------------------
                                         Name: Saul Zang
                                         Title: Second Vice Chairman of
                                                the Board of Directors





Dated: December 3, 2002